CUSIP No. 874037104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Taiwan Greater China Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

874037104
(CUSIP Number)

Andrew Pegge	Richard W. Cohen
Laxey Partners Limited	Lowey Dannenberg Bemporad & Selinger, P.C.
Summerhill	The Gateway - 11th Floor
The Old Chapel	One North Lexington Ave.
Onchan	White Plains, NY 10601
Isle of Man IM3 1NA	(914) 997-0500
011 44 1624 690900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box G

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to them liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 874037104

SCHEDULE 13D

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

THE VALUE CATALYST FUND LIMITED
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☒
b. ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

CAYMAN ISLANDS

Number of	7	Sole Voting Power
Shares Bene-		0
ficially	8	Shared Voting Power
Owned by Each		402,084 SHARES
Reporting	9	Sole Dispositive Power
Person With		0
	10	Shared Dispositive Power
		402,084 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person
402,084 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
1.91%

14	Type of Reporting Person (See Instructions)

IV*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

LP VALUE LIMITED
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☒
b. ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS

Number of	7	Sole Voting Power
Shares Bene-		0
ficially by	8	Shared Voting Power
Owned by Each		399,840 SHARES
Reporting	9	Sole Dispositive Power
Person With		0
	10	Shared Dispositive Power
		399,840 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person
399,840 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
1.9%

14	Type of Reporting Person (See Instructions)

IV*

* Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
LAXEY UNIVERSAL VALUE, LP
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.☒
b.☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
DELAWARE

Number of	7	Sole Voting Power
Shares Bene-		0
ficially by	8	Shared Voting Power
Owned by Each		360,319 SHARES
Reporting	9	Sole Dispositive Power
Person With		0
	10	Shared Dispositive Power
		360,319 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person
360,319 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
1.72%

14	Type of Reporting Person (See Instructions)

PN*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
LAXEY INVESTORS L.P.
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☒
b. ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
DELAWARE

Number of	7	Sole Voting Power
Shares Bene-		0
ficially by	8	Shared Voting Power
Owned by Each		321,268 SHARES
Reporting	9	Sole Dispositive Power
Person With		0
	10	Shared Dispositive Power
		321,268 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person
321,268 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
1.53%

14	Type of Reporting Person (See Instructions)

PN*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S.or I.R.S. Identification No. of Above Person
LAXEY INVESTORS LIMITED
NO. I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☒
b. ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
BRITISH VIRGIN ISLANDS

Number of	7	Sole Voting Power
Shares Bene-		0
ficially by	8	Shared Voting Power
Owned by Each		286,030 SHARES
Reporting	9	Sole Dispositive Power
Person With		0
	10	Shared Dispositive Power
		286,030 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person
286,030 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
1.36%

14	Type of Reporting Person (See Instructions)

IV*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
LAXEY PARTNERS LIMITED
NO I.R.S. IDENTIFICATION NO.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☒
b. ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
ISLE OF MAN

Number of	7	Sole Voting Power
Shares Bene-		0
ficially by	8	Shared Voting Power
Owned by Each		2,163,471 SHARES
Reporting	9	Sole Dispositive Power
Person With		0
	10	Shared Dispositive Power
		2,163,471 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,163,471 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
10.33%

14	Type of Reporting Person (See Instructions)

IA*

*Not registered under the Investment Company Act of 1940.

CUSIP No. 874037104

1	Name of Reporting Person
S.S or I.R.S. Identification No. of Above Person
COLIN KINGSNORTH

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☒
b. ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
BRITISH

Number of	7	Sole Voting Power
Shares Bene-		0
ficially by	8	Shared Voting Power
Owned by Each		2,163,471 SHARES
Reporting	9	Sole Dispositive Power
Person With		0
	10	Shared Dispositive Power
		2,163,471 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,163,471 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
10.33%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 874037104

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
ANDREW PEGGE

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☒
b. ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
BRITISH

Number of	7	Sole Voting Power
Shares Bene-		0
ficially by	8	Shared Voting Power
Owned by Each		2,163,471 SHARES
Reporting	9	Sole Dispositive Power
Person With		0
	10	Shared Dispositive Power
		2,163,471 SHARES

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,163,471 SHARES

12	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
10.33%

14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 874037104

This Amendment No. 5 to the Statement on Schedule 13D amends Item 5 of the Statement on Schedule 13D by supplementing the information in such Items as they were originally filed with the Securities and Exchange Commission on January 13, 2003 and amended by Amendment No. 1 on January 27, 2003, Amendment No. 2 on July 18, 2003, Amendment No. 3 on November 11, 2003, and Amendment No. 4 on September 28, 2004 by the Reporting Persons with respect to the shares of Common Stock of the Taiwan Greater China Fund (the “Trust” or “TFC”).

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a)(1)	As of the date hereof, 402,084 shares of Common Stock are beneficially owned by Catalyst, representing approximately 1.91% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(2)	As of the date hereof, 399,840 shares of Common Stock are beneficially owned by LPV, representing approximately 1.9% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(3)	As of the date hereof, 360,319 shares of Common Stock are beneficially owned by LUV, representing approximately 1.72% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(4)	As of the date hereof, 321,268 shares of Common Stock are beneficially owned by LILP, representing approximately 1.53% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(5)	As of the date hereof, 286,030 shares of Common Stock are beneficially owned by LIL, representing approximately 1.36% of the issued and outstanding shares of the Trust’s Common Stock.

(a)(6)
As of the date hereof, 392,930 shares of Common Stock are beneficially owned by various unaffiliated third parties in various third party discretionary accounts (the “Accounts”) managed by Laxey. Such shares represent approximately 1.87% of the issued and outstanding shares of the Trust’s Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey.

(a)(7)
As of the date hereof, 1,000 shares of Common Stock are beneficially owned directly by Laxey and indirectly by Kingsnorth and Pegge by virtue of their ownership of the outstanding equity of Laxey. Such shares represent less than 0.1% of the of the issued and outstanding shares of the Trust’s Common Stock. Laxey, an investment adviser registered under §203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3), holds all of the TFC shares listed in (a)(1)-(a)(6) above for the benefit of the beneficial owners identified therein. In addition, as further detailed in paragraphs (b)(1)-(7) below, Laxey, Kingsnorth, and Pegge share the power to vote and dispose of the TFC shares owned by Catalyst, LPV, LUV, LILP, LIL and by the Accounts. Accordingly, Laxey, Kingsnorth and Pegge may be considered the “beneficial owners” of TFC shares owned by Catalyst, LPV, LUV, LILP, LIL and the Accounts as the term “beneficial owner” is defined in Rule 13d-3.

CUSIP No. 874037104

(a)(9)	No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b)(1)	As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 402,084 shares of Common Stock.

(b)(2)	As of the date hereof, Laxey, Kingsnorth and Pegge share with LPV the power to vote and dispose of 399,840 shares of Common Stock.

(b)(3)	As of the date hereof, Laxey, Kingsnorth and Pegge share with LUV, the power to vote and dispose of 360,319 shares of Common Stock.

(b)(4)	As of the date hereof, Laxey, Kingsnorth and Pegge share with LILP the power to vote and dispose of 321,268 shares of Common Stock.

(b)(5)	As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL, the power to vote and dispose of 286,030 shares of Common Stock.

(b)(6)	As of the date hereof, Laxey, Kingsnorth and Pegge share with the Accounts, the power to vote and dispose of 392,930 shares of Common Stock.

(b)(7)	As of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 1,000 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 2,163,471 shares of Common Stock, constituting approximately 10.33%
of the issued and outstanding shares of the Trust’s Common Stock.

(b)(8)	No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c)  In the past 60 days, the following sales of Common Stock have been made by LUV:

DATE OF SALE	NUMBER OF SHARES OF
	COMMON STOCK SOLD	PRICE SOLD/SHARE

2/18/05	83,500	$5.05

2/23/05	83,300	$5.08

CUSIP No. 874037104

    In the past 60 days, the following sales of Common Stock have been made by LILP:

DATE OF SALE	NUMBER OF SHARES OF
	COMMON STOCK SOLD	PRICE SOLD/SHARE

2/18/05	74,500	$5.05

2/23/05	74,280	$5.08

In the past 60 days, the following sales of Common Stock have been made by LPV:

DATE OF SALE	NUMBER OF SHARES OF
	COMMON STOCK SOLD	PRICE SOLD/SHARE

2/18/05	92,000	$5.05

2/23/05	92,450	$5.08

    In the past 60 days, the following sales of Common Stock have been made by LIL:

DATE OF SALE	NUMBER OF SHARES OF
	COMMON STOCK SOLD	PRICE SOLD/SHARE

2/18/05	66,000	$5.05

2/23/05	66,130	$5.08

In the past 60 days, the following sales of Common Stock have been made by Catalyst:

DATE OF SALE	NUMBER OF SHARES OF
	COMMON STOCK SOLD	PRICE SOLD/SHARE

2/18/05	93,000	$5.05

2/23/05	92,970	$5.08

CUSIP No. 874037104

    In the past 60 days, the following sales of Common Stock have been made by the Accounts:

DATE OF SALE	NUMBER OF SHARES OF
	COMMON STOCK SOLD	PRICE SOLD/SHARE

2/18/05	91,000	$5.05

2/23/05	90,870	$5.08

No separate transactions were undertaken by Laxey, Kingsnorth or Pegge during the past sixty days.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Statement on Schedule 13D is true, complete and correct.

Dated: February 24, 2004

THE VALUE CATALYST FUND LIMITED

By:	/s/ Elizabeth Tansell
Name: Elizabeth Tansell
Title: Director

LP VALUE LIMITED

By:	/s/ Chris Bruce
Name: Chris Bruce
Title: Director

LAXEY UNIVERSAL VALUE LP
By:	Laxey Partners GP(2) Limited, its General Partner
By:	/s/ Chris Bruce
Name: Chris Bruce
Title: Director

LAXEY INVESTORS, L.P.
By:	Laxey Partners (GP) Limited, its General Partner
By:	/s/ Chris Bruce
Name: Chris Bruce
Title: Director

CUSIP No. 874037104

LAXEY INVESTORS LIMITED

By:	/s/ Elizabeth Tansell
Name: Elizabeth Tansell
Title: Director

LAXEY PARTNERS LIMITED

By:	/s/ Chris Bruce
Name: Chris Bruce
Title: Director

By:	/s/ Colin Kingsnorth
Colin Kingsnorth

By:	/s/ Andrew Pegge
Andrew Pegge